UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: May 2009
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___

Attached hereto and incorporated by reference herein is the registrant's press release announcing its first quarter 2009 earnings results, issued on May 6, 2009.

Contacts:
Shmuel Arvatz	Noa Schuman
Chief Financial Officer	Investor Relations
+972-3-765-9400	+972-3-7659-467
Shmuel.Arvatz@clicksoftware.com	Noa.Schuman@clicksoftware.com

CLICKSOFTWARE REPORTS 13% REVENUE GROWTH AND 18% OPERATING MARGIN
FOR THE FIRST QUARTER ENDED MARCH 31, 2009

$21M Record Bookings Increases Visibility into 2009

BURLINGTON, MA, May 6th, 2009 – ClickSoftware Technologies Ltd. (NasdaqCM:  CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the first quarter ended March 31, 2009.

For the first quarter ended March 31, 2009, total revenues were $13.0 million, with net income of $2.6 million, or $0.09 per share.  This compares with revenues of $11.5 million and net income of $0.3 million, or $0.01 per share, for the same period last year, and revenues of $14.1 million and net income of $5.0 million, or $0.17 per share, for the fourth quarter of 2008.

Non-GAAP net income (excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R) was $2.8 million, or $0.10 per share, for the first quarter of 2009. This compares to $0.5 million Non-GAAP net income, or $0.02 per share, for the same period last year, and Non-GAAP net income of $3.3 million or $0.11 per share, for the fourth quarter of 2008.

Software license revenues for the first quarter of 2009 were $4.3 million, while service and maintenance revenues were $8.7 million.  This compares to software license revenues of $4.0 million and service and maintenance revenues of $7.5 million for the same period last year, and $5.6 million and $8.5 million, respectively, in the fourth quarter of 2008.

Gross profit in the first quarter of 2009 was $8.7 million, or 67% of revenues, compared to $6.9 million, or 60% of revenues, in the same period last year, and $10.0 million, or 71% of revenues, in the fourth quarter of 2008.

Cash, cash equivalents and short and long-term investments in the first quarter of 2009 increased to $34.6 million from $32.0 million at the end of the fourth quarter of 2008.  Net cash provided by operating activities was $3.0 million during the first quarter of 2009.

Management Commentary
“We are satisfied with the financial results of the first quarter which typically is a slow quarter for us and for the software industry in general. Specifically pleasing is the record $21 million booking of new business which came with a nice mix of deal size and geographic spread. The reseller agreement with SAP is also producing results, some of which are already reflected in this quarter’s revenues,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “Moreover, strong operating income, representing 18% of revenues, indicates a continuous improvement in our efficiencies and cost control. During the second quarter we acquired the workforce management business of Manchitra which now forms the basis of ClickSoftware India, and will further enhance our delivery capabilities in India and worldwide. While the economic recession is impacting some of our target markets, we continue to see demand for our products from industries and territories which are less influenced by the economic conditions, and where our products generate immediate return on investment. The backlog we generated this quarter will provide some needed cushion should the economy impact us to a greater extent in the future”, he added.

Outlook
The Company reiterates its projection for growth in 2009. As the level of uncertainty in the global economy is still too high to be able to reliably estimate the growth rate in terms of concrete numbers, no concrete guidance for 2009 is given at this point in time.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community.  To participate, please call (800) 762-8779 and ask for the ClickSoftware conference call.  International participants, please call (480) 248-5081.  The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com.  A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code:  4054766.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness.  Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization.  From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources.  With over 120 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners – ClickSoftware is uniquely positioned to deliver superb business performance to any organization.  The Company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31	December 31
	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,737	$17,427
Short-term investments	17,436	13,857
Trade receivables, net	9,086	7,825
Deferred taxes	1,940	1,940
Other receivables and prepaid expenses	1,530	1,071
Total current assets	46,729	42,120
FIXED ASSETS
Cost	4,444	4,142
Less – accumulated depreciation	2,149	2,017
Total fixed assets	2,295	2,125

Long-term investments	453	699
Severance pay deposits	1,200	1,218

Total Assets	$50,677	$46,162

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$8,301	$8,780
Deferred revenues	8,352	5,442
Total current liabilities	16,653	14,222

LONG TERM LIABILITIES
Accrued severance pay	2,470	2,653
Deferred revenues – Long term	3,102	3,201
Total long-term liabilities	5,572	5,854
Total liabilities	22,225	20,076
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	116	116
Additional paid-in capital	75,000	74,771
Accumulated deficit	(46,350)	(48,952)
Accumulated other comprehensive income	(271)	194
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	28,452	26,086

Total liability and shareholders' equity	$50,677	$46,162

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2009		March 31, 2008
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$4,294	33%	$3,998	35%
Services	8,683	67%	7,485	65%
Total revenues	12,977	100%	11,483	100%
Cost of revenues:
Software license	656	5%	548	5%
Services	3,589	28%	4,005	35%
Total cost of revenues	4,245	33%	4,553	40%

Gross profit	8,732	67%	6,930	60%

Operating expenses:
Research and development costs, net	1,394	11%	1,576	14%
Selling and marketing expenses	3,601	28%	3,866	34%
General and administrative expenses	1,362	10%	1,191	10%

Total operating expenses	6,357	49%	6,633	58%

Net Income from operations	2,375	18%	297	3%
Interest, net	247	2%	167	1%
Net income before taxes	$2,622	20%	$464	4%
Taxes on income	20	0%	124	1%
Net income	$2,602	20%	$340	3%

Net income per ordinary share:
Basic	$0.09		$0.01
Diluted	$0.09		$0.01
Shares used in computing basic Net income per share	28,666,350		28,511,595
Shares used in computing diluted Net income per share	29,592,373		29,654,498

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation in accordance with  the requirements of SFAS No. 123R, "Share-based Payment" ("123R") and tax benefit related to the creation of deferred tax asset. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2009		March 31, 2008
	$	% of Revenues	$	% of Revenues

GAAP Net income:	$2,602	20%	$340	3%
Adjustment of share-based compensation within:
Cost of Services	29		24
Research and development costs, net	27		22
Selling and marketing expenses	59		47
General and administrative expenses	74		71
Deferred taxes	-		-
Non-GAAP Net income	$2,791	22%	$504	4%

GAAP Net income per ordinary share:
Basic	$0.09		$0.01
Diluted	$0.09		$0.01

Net income per ordinary share excluding share-based compensation:
Basic	$0.10		$0.02
Diluted	$0.09		$0.02

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-158839, filed with the Securities and Exchange Commission on April 28, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz
Title: Executive Vice President and
Chief Financial Officer

Date: May 6, 2009